                        SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. 3)*
                             (FINAL AMENDMENT)


                        Data Systems & Software Inc.
                        ----------------------------
                             (Name of Issuer)

                       Common Stock, $0.01 par value
                       -----------------------------
                       (Title of Class of Securities)

                                 237887104
                               -------------
                               (CUSIP Number)

                             Mr. Yacov Kaufman
                   200 Route 17, Mahwah, New Jersey  07430
                ---------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                             February 24, 1998
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

	If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1
(b)(3) or (4), check the following box.  [ ]

	Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

	* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 16 Pages
PAGE

CUSIP No.:  237887104                 13D                  Page 2 of 16 Pages
-----------------------------------------------------------------------------

 1.	Name of reporting person:  Cummer/Moyers Holdings, Inc.

	IRS Identification No. of above person:  75-2354593

 2.	Check the appropriate box if a member	(a) [X]
        of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.	Source of funds:  WC

 5.	Check box if disclosure of legal proceedings is required
        pursuant to Items 2(d) or 2(e)  [ ]

 6.	Citizenship or place of organization:  Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.	Sole voting power: 0

 8.     Shared voting power:  150,000 shares

 9.	Sole dispositive power:  0

10.     Shared dispositive power:  310,000 shares

11.	Aggregate amount beneficially owned by each reporting person:
        310,000 shares

12.	Check box if the aggregate amount in Row (11) excludes certain shares:  [ ]

13.     Percent of class represented by amount in Row (11):  4.21%

14.	Type of reporting person:  CO

PAGE

CUSIP No.:  237887104                 13D                  Page 3 of 16 Pages
-----------------------------------------------------------------------------


 1.	Name of reporting person:  Cummer/Moyers Capital Advisors, Inc.

	IRS Identification No. of above person:  75-2681494

 2.	Check the appropriate box if a member	(a) [X]
        of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.	Source of funds:  WC

 5.	Check box if disclosure of legal proceedings is required
        pursuant to Items 2(d) or 2(e)  [ ]

 6.	Citizenship or place of organization:  Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.	Sole voting power:  0

 8.	Shared voting power: 0

 9.	Sole dispositive power:  0

10.     Shared dispositive power:  160,000 shares

11.	Aggregate amount beneficially owned by each reporting person:
        160,000 shares

12.	Check box if the aggregate amount in Row (11) excludes certain shares:  [X]

13.     Percent of class represented by amount in Row (11):  2.17%

14.	Type of reporting person:  IA

PAGE

CUSIP No.:  237887104                 13D                  Page 4 of 16 Pages
-----------------------------------------------------------------------------

 1.	Name of reporting person:  Cummer/Moyers Capital Partners, Inc.

	IRS Identification No. of above person:  75-2551678

 2.	Check the appropriate box if a member	(a) [X]
        of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.	Source of funds:  WC

 5.	Check box if disclosure of legal proceedings is required
        pursuant to Items 2(d) or 2(e)  [ ]

 6.	Citizenship or place of organization:  Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.     Sole voting power:  0

 8.     Shared voting power:  150,000 shares

 9.     Sole dispositive power:  0

10.     Shared dispositive power:  150,000 shares

11.	Aggregate amount beneficially owned by each reporting person:
        150,000 shares

12.	Check box if the aggregate amount in Row (11) excludes certain shares:  [X]

13.     Percent of class represented by amount in Row (11):  2.04%

14.	Type of reporting person:  CO

PAGE

CUSIP No.:  237887104                 13D                  Page 5 of 16 Pages
-----------------------------------------------------------------------------

 1.	Name of reporting person:  Jeffrey A. Cummer

	IRS Identification No. of above person:

 2.	Check the appropriate box if a member	(a) [X]
        of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.	Source of funds:  PF

 5.	Check box if disclosure of legal proceedings is required
        pursuant to Items 2(d) or 2(e)  [ ]

 6.	Citizenship or place of organization:  United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.	Sole voting power:  1,800 shares

 8.     Shared voting power:  160,000 shares

 9.	Sole dispositive power:  1,800 shares

10.     Shared dispositive power:  320,000 shares

11.	Aggregate amount beneficially owned by each reporting person:
        321,800 shares

12.	Check box if the aggregate amount in Row (11) excludes certain shares:  [X]

13.     Percent of class represented by amount in Row (11):  4.37%

14.	Type of reporting person:  IN

PAGE

CUSIP No.:  237887104                 13D                  Page 6 of 16 Pages
-----------------------------------------------------------------------------

 1.	Name of reporting person:  Dwayne A. Moyers

	IRS Identification No. of above person:

 2.	Check the appropriate box if a member	(a) [X]
        of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.	Source of funds:  PF

 5.	Check box if disclosure of legal proceedings is required
        pursuant to Items 2(d) or 2(e)  [ ]

 6.	Citizenship or place of organization:  United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.	Sole voting power:  11,600 shares

 8.     Shared voting power:  160,000 shares

 9.	Sole dispositive power:  11,600 shares

10.     Shared dispositive power:  320,000 shares

11.	Aggregate amount beneficially owned by each reporting person:
        331,600 shares

12.	Check box if the aggregate amount in Row (11) excludes certain shares:  [X]

13.     Percent of class represented by amount in Row (11):  4.50%

14.	Type of reporting person:  IN

PAGE

CUSIP No.:  237887104                 13D                  Page 7 of 16 Pages
-----------------------------------------------------------------------------

 1.	Name of reporting person:  Cummer/Moyers Holdings, Inc. Profit
        Sharing Plan

	IRS Identification No. of above person:  75-2625318

 2.	Check the appropriate box if a member	(a) [X]
        of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.	Source of funds:  PF

 5.	Check box if disclosure of legal proceedings is required
        pursuant to Items 2(d) or 2(e)  [ ]

 6.	Citizenship or place of organization:  Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.	Sole voting power: 10,000 shares

 8.	Shared voting power:  0

 9.	Sole dispositive power:  10,000 shares

10.	Shared dispositive power:  0

11.	Aggregate amount beneficially owned by each reporting person:
	10,000 shares

12.	Check box if the aggregate amount in Row (11) excludes certain shares:  [ ]

13.	Percent of class represented by amount in Row (11):  0.14%

14.	Type of reporting person:  EP

PAGE

                         DATA SYSTEMS & SOFTWARE INC.
                                SCHEDULE 13D


ITEM 1.	Security and Issuer

	The class of securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Data Systems & Software Inc., a Delaware corporation (the
"Issuer"), which has its principal executive offices located at 200 Route 17, Mahwah, New Jersey 07430.

ITEM 2.	Identity and Background

	This statement is being filed by the following beneficial owners of 333,400 (see Item 5) shares of Common Stock (approximate-ly 4.52%) of the total number of shares of Common Stock outstanding as of October 31, 1997 (collectively referred to as the "Reporting Persons"):

		Cummer/Moyers Holdings, Inc. ("Holdings") is a holding company incorporated on November 30, 1990 under the laws of the state of Texas and is principally engaged, through its wholly-owned subsidiary, Cummer/Moyers Securities, Inc., in the securities business. Holdings, through its other subsidiaries, also provides investment advisory and other financial services to its clients. The address of its principal business is 3417 Hulen Street, Fort Worth, Texas 76107.

		Cummer/Moyers Capital Partners, Inc. ("Capital Partners") is a Texas corporation which serves as the corporate general partner of Investors Strategic Partners I, Ltd., a Texas limited partnership which operates as an investment limited partnership, investing primarily in equity securities (the "Partnership"). As the corporate general partner of the Partnership, Capital Partners provides management services to the Partnership and in this capacity is responsible for investment decisions, portfolio management, and trading activities. Capital Partners is a wholly-owned subsidiary of Holdings. The address of its principal business is 3417 Hulen Street, Fort Worth, Texas 76107.

		Cummer/Moyers Capital Advisors, Inc. ("Advisors") is a Texas corporation which is engaged in the business of providing investment advisory services. Advisors is an investment advisor registered with the Securities and Exchange Commission and is also a wholly-owned subsidiary of Capital Partners. The address of its principal business is 3417 Hulen Street, Fort Worth, Texas 76107.

		Jeffrey A. Cummer ("Mr. Cummer"), whose business address is 3417 Hulen Street, Fort Worth, Texas 76107, serves as the President and a Director of Holdings and its subsid-

                             Page 8 of 16 Pages
PAGE
                iaries Cummer/Moyers Securities, Inc. ("Securities"), Capital Partners and Advisors. Mr. Cummer is also a general partner of Capital Partners. Mr. Cummer is a United States citizen.

		Dwayne A. Moyers ("Mr. Moyers"), whose business address is 3417 Hulen Street, Fort Worth, Texas 76107, serves as the Vice President, Secretary, Treasurer and a Director of Holdings and its subsidiaries Securities, Capital Partners and Advisors. Mr. Moyers is also a general partner of Capital Partners. Mr. Moyers is a United States citizen.

		The Cummer/Moyers Holdings Inc. Profit Sharing Plan (the "Plan") is the profit sharing plan established for the benefit of the employees of Holdings and its subsidiar-ies. Mr. Cummer and Mr. Moyers serve as trustees of the Plan.

	During the past five years, the Reporting Persons (Holdings, Capital Partners, Advisors, Mr. Cummer, Mr. Moyers and the Plan) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

	The affiliate of the Reporting Persons is as follows:

		Securities is a Texas corporation which is engaged in the securities brokerage business, and is a wholly-owned subsidiary of Holdings. Securities is registered as a broker/dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. Mr. Cummer and Mr. Moyers are the officers and directors of Securities. The address of its principal business is 3417 Hulen Street, Fort Worth, Texas 76107.

	During the past five years, Securities has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

	Attached hereto as Schedule 1 and incorporated by reference herein is a table setting forth each of the Reporting Persons, together with their respective addresses and beneficial ownership of the Common Stock.

                             Page 9 of 16 Pages
PAGE

	Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, each Reporting Person hereby expressly declares that the filing of this statement is not an admission that such Reporting Person is the beneficial owner of any shares of Common Stock other than those listed on Schedule 1 as being beneficially owned by such Reporting Person. The Reporting Persons disclaim beneficial ownership of approximately 85,000 shares of Common Stock of the Issuer held in non-discretionary client accounts at Securities.

ITEM 3.	Source and Amount of Funds or Other Consideration

	The Reporting Persons are precluded from making any additional purchases of shares of Common Stock of the Issuer pursuant to the terms of the Settlement Agreement between the Reporting Persons and the Issuer entered into on February 6, 1998 (the "Settlement Agree-ment"). A copy of the Settlement Agreement is attached hereto as Exhibit B and by reference made a part hereof.

ITEM 4.	Purpose of Transaction

	The Reporting Persons are holding the Common Stock of the Issuer for investment purposes only. Since February 11, 1998, the Reporting Persons have sold a total of 92,000 shares Common Stock of the Issuer, and now own less that five percent (5%) of the total number of shares of Common Stock of the Issuer outstanding as of October 31, 1997. Accordingly, no further filings on Schedule 13D are required of the Reporting Persons unless they again become the beneficial owners of more than five percent (5%) of the Common Stock of the Issuer.

	The Reporting Persons are precluded from making any additional purchases of shares of Common Stock of the Issuer pursuant to the terms of the Settlement Agreement.

	Additionally, none of the Reporting Persons have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer

	The Reporting Persons beneficially own 333,400 shares of the class of securities identified in Item 1 which is 4.52% of such class of securities. The information contained in Schedule 1 hereto regarding the aggregate number and percentage of the class of securities identified in Item 1 beneficially owned by each Reporting Person is incorporated herein by reference.

	The Issuer reported on its Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 that it had 7,369,178 shares of Common Stock outstanding as of October 31, 1997. None of the Reporting Persons nor their affiliates have any options or warrants to purchase shares of Common Stock of the Issuer.

                             Page 10 of 16 Pages
PAGE

	The information contained in Schedule 1 hereto regarding the power to vote or dispose of securities identified in Item 1 beneficially owned by the Reporting Persons is incorporated herein by reference. All shares of Common Stock owned by a Reporting Person who is an individual is subject to such Reporting Person's sole power to vote and dispose of such shares of Common Stock. All voting and disposition decisions concerning shares of Common Stock owned by a Reporting Person that is a corporation will be made by the majority vote of the Board of Directors of such Reporting Person, except as provided below:

	Advisors has dispositive power, but not voting power, over 160,000 shares of Common Stock. These shares are held in various discretionary accounts and voting control over these shares has been retained by the discretionary account holders who have contracted with Advisors for investment advisory services. However, as the investment advisor with respect to the 160,000 shares held in such discretionary accounts, Advisors will be able to advise the account holders with respect to the voting of such shares. Advisors, however, has no existing arrangements or understanding, whether oral or written, with the account holders with respect to the voting of such shares and in particular with respect to the consent solicitation. Copies of the form of contracts for advisory services entered into by Advisors and the discretionary account holders are attached as Exhibits C-1, C-2 and C-3.

	The management and control of the Partnership is vested exclusively in Capital Partners, Mr. Cummer and Mr. Moyers as the general partners of the Partnership. In such capacities Capital Partners, Mr. Cummer and Mr. Moyers have voting and dispositive power over all securities acquired by the Partnership. A copy of the Investors Strategic Partners, I Ltd. Limited Partnership Agreement is attached hereto as Exhibit D and by refer-ence made a part hereof.

	 All voting and disposition decisions concerning shares of Common Stock owned by the Plan will be made by the trustees of the Plan, Mr. Cummer and Mr. Moyers.

	None of the Reporting Persons effected any transactions in shares of Common Stock of the Issuer within the sixty (60) days prior to the date of the event requiring the filing of this statement, except for:

9,200 shares acquired by Advisors on the open market at prices ranging from $4.375 to $4.50 per on December 31, 1997:

	12-31-97	bought 2,700 shares at $4.50
	12-31-97	bought 4,600 shares at $4.50
	12-31-97	bought 400 shares at $4.375
	12-31-97	bought 1,500 shares at $4.50

                             Page 11 of 16 Pages
PAGE

32,000 shares sold by Advisors on the open market at $5.1875 per share on February 24, 1998.

3,000 shares acquired by Capital Partners on the open market at $4.50 per share on December 31, 1997.

60,000 shares sold by Capital Partners on the open market at prices ranging from $4.3125 to $5.00 per share from February 11, 1998 to February 23, 1998:

	02-11-98	sold 10,000 shares at $4.375
	02-12-98	sold 30,000 shares at $4.3125
	02-18-98	sold 2,500 shares at $5.00
	02-20-98	sold 10,000 shares at $5.00
	02-23-98	sold 7,500 shares at $4.9375

	The Reporting Persons know of no other person who has a right to receive or the power to direct receipt of dividends or proceeds from the sale of the securities of the Issuer that are the subject of this Schedule 13D.

	On February 24, 1998 the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the Common
Stock of the Issuer and are no longer subject to the reporting requirements of Schedule 13D.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships
        with Respect to Securities of the Issuer

	Except as set forth below, there are no contracts, arrange-ments, understandings or relationships among the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

	Advisors has entered into agreements with Securities and its customers regarding the provision of discretionary investment advisory services on behalf of such customers. Pursuant to such agreements Advisors has the sole investment authority with regard to assets in such customer accounts, while voting control has been retained by the holders of such accounts. See Exhibits C-1, C-2 and C-3.

	Capital Partners serves as the corporate general partner of the Partnership, and Mr. Cummer and Mr. Moyers serve as the individual general partners of the Partnership. In these capaci-ties, Capital Partners, Mr. Cummer and Mr. Moyers have the sole and exclusive right to buy and sell securities on behalf of the Partnership and to vote same. Capital Partners', Mr. Cummer's and Mr. Moyers' authority is set forth in the Limited Partnership Agreement. See Exhibit D.

	The Reporting Persons have entered into the Settlement Agree-ment with the Issuer, the terms of which preclude the Reporting
Persons from making any additional purchases of shares of Common
Stock of the Issuer.  See Exhibit B.

                             Page 12 of 16 Pages
PAGE

ITEM 7.	Material to be Filed as Exhibits

	Except as set forth below, there are no exhibits required to be filed as part of this Schedule 13D.

	Exhibit A		Joint Acquisition Statement (incorporated
                                herein by reference to Exhibit A to the
                                Reporting Persons' Schedule 13D/A (Amendment
                                No. 1) filed with the Securities and Exchange
                                Commission on February 11, 1998)

	Exhibit B		Settlement Agreement (incorporated herein by
                                reference to Exhibit B to the Reporting
                                Persons' Schedule 13D/A (Amendment No. 2) filed with the Securities and Exchange
                                Commission on February 11, 1998)

        Exhibit C-1             Cummer/Moyers Capital Advisors
				Cummer/Moyers Securities
				Platinum Account (incorporated herein by reference to Exhibit B-1 to the Reporting
                                Persons' Schedule 13D/A (Amendment No. 1) filed with the Securities and Exchange
                                Commission on February 11, 1998)

        Exhibit C-2             Cummer/Moyers Capital Advisors, Inc.
				Cummer/Moyers Securities
				Managed Account Service Agreement (incorporat-ed herein by reference to Exhibit B-2 to the Reporting Persons' Schedule 13D/A (Amendment
                                No. 1) filed with the Securities and Exchange
                                Commission on February 11, 1998)

        Exhibit C-3             Cummer/Moyers Capital Advisors
				Cummer/Moyers Securities
				Managed Investment Program Agreement (incorpo-rated herein by reference to Exhibit B-3 to the Reporting Persons' Schedule 13D/A (Amend-ment No. 1) filed with the Securities and Exchange Commission on February 11, 1998)

	Exhibit D		Investors Strategic Partners I, Ltd. Limited
                                Partnership Agreement (incorporated herein by reference to Exhibit C to the Reporting
                                Persons' Schedule 13D/A (Amendment No. 1) filed with the Securities and Exchange
                                Commission on February 11, 1998)

                             Page 13 of 16 Pages
PAGE

                                SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        CUMMER/MOYERS HOLDINGS, INC.


Dated:  March 2, 1998                   /s/ Jeffrey A. Cummer
                                        ---------------------
                                        Jeffrey A. Cummer, President


Dated:  March 2, 1998                   /s/ Dwayne A. Moyers
                                        --------------------
                                        Dwayne A. Moyers, Vice President,
                                        Secretary and Treasurer


                                        CUMMER/MOYERS CAPITAL ADVISORS, INC.


Dated:  March 2, 1998                   /s/ Jeffrey A. Cummer
                                        ---------------------
                                        Jeffrey A. Cummer, President


Dated:  March 2, 1998                   /s/ Dwayne A. Moyers
                                        --------------------
                                        Dwayne A. Moyers, Vice President,
                                        Secretary and Treasurer


                                        CUMMER/MOYERS CAPITAL PARTNERS, INC.


Dated:  March 2, 1998                   /s/ Jeffrey A. Cummer
                                        ---------------------
                                        Jeffrey A. Cummer, President


Dated:  March 2, 1998                   /s/ Dwayne A. Moyers
                                        --------------------
                                        Dwayne A. Moyers, Vice President,
                                        Secretary and Treasurer


Dated:  March 2, 1998                   /s/ Jeffrey A. Cummer
                                        ---------------------
                                        Jeffrey A. Cummer


Dated:  March 2, 1998                   /s/ Dwayne A. Moyers
                                        --------------------
                                        Dwayne A. Moyers


                                        CUMMER/MOYERS HOLDINGS, INC. PROFIT
						SHARING PLAN


Dated:  March 2, 1998                   /s/ Jeffrey A. Cummer
                                        ---------------------
                                        Jeffrey A. Cummer, Trustee


Dated:  March 2, 1998                   /s/ Dwayne A. Moyers
                                        --------------------
                                        Dwayne A. Moyers, Trustee


                               Page 14 of 16 Pages
PAGE

                                  Schedule 1
                  Reporting Persons and Beneficial Ownership

                              Address of
                               Principal         Principal        Amount
      Name of               Business Office      Business or   Beneficially      Percent
  Reporting Person           or Residence        Occupation       Owned         of Class
---------------------      --------------------  ----------    ------------     --------
Cummer/Moyers Holdings,    3417 Hulen Street
Inc.                       Fort Worth, TX 76107     (1)           310,000 (2)    4.21%

Cummer/Moyers Capital      3417 Hulen Street
Advisors, Inc.             Fort Worth, TX 76107     (3)           160,000 (4)    2.17%

Cummer/Moyers Capital      3417 Hulen Street
Partners, Inc.             Fort Worth, TX 76107     (5)           150,000 (6)    2.04%

Jeffrey A. Cummer          3417 Hulen Street
                           Fort Worth, TX 76107     (7)           321,800 (8)    4.37%

Dwayne A. Moyers           3417 Hulen Street
                           Fort Worth, TX 76107     (9)           331,600 (10)   4.50%

Cummer/Moyers Holdings,    3417 Hulen Street
Inc. Profit Sharing Plan   Fort Worth, TX 76107     (11)           10,000 (12)   0.14%


                                                 Number of Shares as
                                              to Which Such Person Has
                             -----------------------------------------------------------
                             Sole Power       Shared         Sole Power     Shared Power
                             to Vote or      Power to        to Dispose      to Dispose
       Name of               to Direct      Vote or to      or to Direct    or to Direct
   Reporting Person            Vote         Direct Vote      Disposition     Disposition
----------------------       ----------     -----------     ------------    ------------
Cummer/Moyers Holdings,
Inc.                                0         150,000                0         310,000

Cummer/Moyers Capital
Advisors, Inc.                      0               0                0         160,000

Cummer/Moyers Capital
Partners, Inc.                      0         150,000                0         150,000

Jeffrey A. Cummer               1,800         160,000            1,800         320,000

Dwayne A. Moyers               11,600         160,000           11,600         320,000

Cummer/Moyers Holdings,
Inc. Profit Sharing Plan       10,000               0           10,000               0



1	Cummer/Moyers Holdings, Inc. ("Holdings") is principally engaged, through its wholly-owned subsidiary, Cummer/Moyers Securities, Inc. ("Securities"), in the securities business, and through its other subsidiaries also provides investment advisory and other financial services to its clients.

2	Includes 160,000 shares held in discretionary accounts of clients of Securities, regarding which Cummer/Moyers Capital Advisors, Inc. ("Advisors") has shared dispositive powers; and 150,000 shares owned by Investors Strategic Partners I, Ltd., a Texas limited partnership (the "Partnership"), which operates as an investment limited partnership, investing primarily in equity securities, over which Cummer/Moyers Capital Partners, Inc. ("Partners"), Jeffrey A. Cummer and Dwayne A. Moyers have shared voting and dispositive powers as the general partners of the Partnership. As the sole shareholder of Advisors and Partners, Holdings is deemed to have shared voting and/or dispositive powers regarding the shares over which its subsidiaries exercise such powers.

3	Cummer/Moyers Capital Advisors, Inc. is engaged in the business of providing investment advisory services.

4	Represents 160,000 shares held in discretionary accounts of clients of Securities, regarding which Advisors has shared dispositive powers. Voting control over these shares has been retained by the discretionary account holders who have contracted with Advisors for investment advisory services.

5	Cummer/Moyers Capital Partners, Inc. serves as the corporate general partner of the Partnership.

6	Represents 150,000 shares owned by the Partnership, over which
        Partners, Mr. Cummer and Mr. Moyers have shared voting and dispositive powers as the general partners of the Partnership.

                               Page 15 of 16 Pages
PAGE

7	Jeffrey A. Cummer serves as the President and a Director of
        Cummer/Moyers Holdings, Inc. and its subsidiaries Cummer/Moyers Securities, Inc., Cummer/Moyers Capital Partners, Inc. and Cummer/Moyers Capital Advisors, Inc.

8	Includes 1,800 shares owned of record over which Mr. Cummer has sole voting and dispositive powers; 160,000 shares held in discretionary accounts of clients of Securities regarding which Advisors has shared dispositive powers and regarding which Mr. Cummer has shared dispositive powers as a director and officer of Advisors; 150,000 shares owned by the Partnership regarding which Mr. Cummer has shared voting and dispositive powers as a director and officer of Partners, the corporate general partner of the Partnership, and as an individual general partner of the Partnership; and 10,000 shares held by the Cummer/Moyers Holdings, Inc. Profit Sharing Plan (the "Plan") regarding which Mr. Cummer has shared voting and dispositive powers as a trustee of the Plan.

9	Dwayne A. Moyers serves as the Vice President, Secretary, Treasurer and a Director of Cummer/Moyers Holdings, Inc. and its subsidiaries Cummer/Moyers Securities, Inc., Cummer/Moyers Capital Partners, Inc. and Cummer/Moyers Capital Advisors, Inc.

10	Includes 11,600 shares owned by the IRA for Dwayne A. Moyers regarding which Mr. Moyers has sole voting and dispositive powers; 160,000 shares held in discretionary accounts of clients of Securities regarding which Advisors has shared dispositive powers and regarding which Mr. Moyers has shared dispositive powers as a director and officer of Advisors; 150,000 shares owned by the Partnership regarding which Mr. Moyers has shared voting and dispositive powers as a director and officer of Partners, the corporate general partner of the Partnership, and as an individual general partner of the Partnership; and 10,000 shares held by the Plan regarding which Mr. Moyers has shared voting and dispositive powers as a trustee of the Plan.

11	The Cummer/Moyers Holdings Inc. Profit Sharing Plan is the profit sharing plan established for the benefit of the employees of Cummer/Moyers Holdings, Inc. and its subsidiaries.

12	Represents 10,000 shares owned by employees of Cummer/Moyers
        Holdings, Inc. and its subsidiaries over which the Plan has sole voting and dispositive powers.

                               Page 16 of 16 Pages